Exhibit 2.5

December 25, 2018

Direct Vet Marketing, Inc.

(d/b/a Vets First Choice)

7 Custom House Street, Suite 2

Portland, ME 04101

Attn:	General Counsel (voyagerlegal@vetsfirstchoice.com)

With copy to:

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110-1726

Attn:	Mark Stein (mark.stein@morganlewis.com)

Re: Amendment No. 3 to Contribution and Distribution Agreement and Amendment No. 2 to Merger Agreement

Dear Sir and/or Madam:

Reference is made to (i) that certain Contribution and Distribution Agreement, dated as of April 20, 2018, by and among Henry Schein, Inc. (“Harbor”), HS Spinco, Inc. (“Spinco”), Direct Vet Marketing, Inc. (“Voyager”) and, solely for purposes of certain articles thereto, Shareholder Representative Services, LLC, solely in its capacity as the Voyager Stockholders’ Representative (the “Voyager Stockholders’ Representative”) (as amended, the “CDA”), and (ii) that certain Agreement and Plan of Merger, dated as of April 20, 2018, by and among Harbor, Spinco, HS Merger Sub, Inc., Voyager, and the Voyager Stockholders’ Representative (as amended, the “Merger Agreement”). For purposes of this letter agreement (this “Letter”), capitalized terms used but not otherwise defined in this Letter shall have the meanings ascribed to them in the CDA or in the Merger Agreement, as applicable.

This Letter shall, among other things, amend each of the CDA and the Merger Agreement in the manner and to the extent set forth below, and shall constitute Amendment No. 3 to the CDA and Amendment No. 2 to the Merger Agreement.

In consideration of the premises and mutual agreements and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties to this Letter agree as follows:

1.	To amend the CDA as follows:

a.	The recitals are hereby amended by adding the following recital after the eighth recital:

i.

WHEREAS, following the Harbor Contribution and the payment of the Special Dividend and the Additional Special Dividend (if any) and the effectuation of the Intercompany Repayment, but immediately prior to the Distribution, Spinco will issue shares of Spinco Common Stock to certain investors who are party to (i) that certain Stock Subscription and Purchase Agreement, dated as of December 25, 2018 (the “S/MSIM SPA”), by and among Harbor, Spinco, certain funds and accounts advised by Morgan Stanley Investment Management, Inc. listed on Exhibit B thereto (the “MSIM Purchasers”), and the funds affiliated with Sequoia Heritage listed on Exhibit B thereto (the “Sequoia Purchasers” and, together with the MSIM Purchasers, the “Purchasers”), and (ii) that certain Registration Rights Agreement, dated as of December 25, 2018, by and among Spinco and the Purchasers;

Henry Schein, Inc., 135 Duryea Road, Melville, NY 11747

b.

Article I (Definitions), Section 1.1 (General) is hereby amended by deleting the term “JV Minority Spinco Share Number” and adding the following defined terms, each of which shall be set forth in its proper alphabetic location:

i.	“Additional Financing” has the meaning set forth in the Merger Agreement.

ii.

“AH Exclusive Inventory” means all products used exclusively in the Spinco Business owned by Harbor and its Affiliates and held on the balance sheet of Harbor or an Affiliate of Harbor other than AH Private Brand Exclusive Inventory and Hong Kong AH Exclusive Inventory.

iii.	“AH Exclusive German Inventory” means the AH Exclusive Inventory located in Germany.

iv.	“AH Private Brand Exclusive Inventory” means Private Brand Products used exclusively in the Spinco Business held on the balance sheet of Harbor or an Affiliate of Harbor.

v.

“Common SKUs” means (i) the Spinco Business’ attributable share of products owned by Harbor and its Affiliates and held on the balance sheet of Harbor or an Affiliate of Harbor which are sold in both the Harbor Business and the Spinco Business, (ii) AH Private Brand Exclusive Inventory, and (iii) Hong Kong AH Exclusive Inventory held on the balance sheet of HS Hong Kong Limited.

vi.	“Common German/Spanish SKUs” means Common SKUs located in Germany and Spain.

vii.	“Excluded Inventory” means, collectively, the AH Exclusive German Inventory, the Common German/Spanish SKUs, and the Hong Kong AH Exclusive Inventory.

viii.

“HSFS Business” means all of the Assets (including equipment leasing) owned or held by, and all of the Liabilities that are obligations of, Henry Schein Financial Services, LLC relating to the animal health business of Henry Schein Financial Services, LLC.

ix.	“Harbor Business Mark” means the Harbor Marks and any other trademarks or trade dress owned by Harbor or any Affiliate of Harbor or exclusively licensed to Harbor or any Affiliate of Harbor.

x.

“Hong Kong AH Business” means all of the Assets owned or held by, and all of the Liabilities that are obligations of, Henry Schein Hong Kong Limited relating to the animal health business of Henry Schein Hong Kong Limited.

xi.	“Hong Kong AH Exclusive Inventory” means all of the products used exclusively in the Spinco Business owned by Henry Schein Hong Kong Limited.

xii.	“MSIM Purchasers” has the meaning set forth in the Recitals.

xiii.

“Net Book Value” means, with respect to the Excluded Inventory, the value at which the Excluded Inventory is recorded on the books and records of Harbor or the relevant Affiliate of Harbor, net of the corresponding reserve determined in accordance with GAAP and the applicable accounting practices and policies of Harbor or the relevant Affiliate of Harbor.

xiv.	“Private Brand Products” means any product that bears a brand or label with a Harbor Business Mark.

xv.	“Purchasers” has the meaning set forth in the Recitals.

xvi.	“Sequoia Purchasers” has the meaning set forth in the Recitals.

xvii.	“S/MSIM SPA” has the meaning set forth in the Recitals.

c.	The definition of “Adjustment Amount” in Article I (Definitions) Section 1.1 (General) is hereby amended and restated to read as follows:

i.

“Adjustment Amount” shall mean an amount (which may be negative) equal to (a) the Spinco Working Capital Adjustment, plus (b) $37,500,000 minus (c) the Spinco Net Debt Adjustment minus (d) an amount equal to the Net Book Value of the Excluded Inventory, in each case of clauses (a), (c) and (d), as shown on the Spinco Final Closing Statement as finally determined pursuant to Section 5.1(c).

d.	The definition of “Record Date” in Article I (Definitions) Section 1.1 (General) is hereby amended and restated to read as follows:

i.

“Record Date” means the close of business on the date to be determined by the Board of Directors of Harbor as the record date for determining stockholders of Harbor entitled to participate in the Distribution.

e.	The definition of “Special Dividend” in Article I (Definitions) Section 1.1 (General) is hereby amended and restated to read as follows:

i.

“Special Dividend” means an amount to be determined by Harbor in its reasonable discretion; provided, that the sum of the Special Dividend and the amount of the Intercompany Debt Repayment shall be $1,120,000,000.

f.	Subsection (v) of the definition of “Spinco Assets” in Article I (Definitions) Section 1.1 (General) is hereby amended and restated to read as follows:

i.

(v) all products, supplies, parts and other inventories owned by any member of the Harbor Group or the Spinco Group (including any rights of any member of the Harbor Group of rescission, replevin and reclamation relating thereto) (“Inventory”), other than the Excluded Inventory, that immediately prior to the Harbor Contribution are located on the Transferred Real Property, in each case, that are primarily used or held for use in, or that primarily arise from, the operation or conduct of the Spinco Business or produced by the Spinco Business for use in or sale by the Spinco Business, but in each case of the foregoing, excluding any Intellectual Property related thereto;

g.	The definition of “Spinco Closing Date Net Debt” in Article I (Definitions) Section 1.1 (General) is hereby amended and restated to read as follows:

i.

“Spinco Closing Date Net Debt” means an amount (which may be negative), in each case, determined as of the Calculation Time and without giving effect to the consummation of the Transactions, equal to (i) the Indebtedness of the Spinco Group, less (ii) an amount equal to the Cash and Cash Equivalents of the Spinco Group; provided, that, as used within the definition of “Spinco Closing Date Net Debt,” (x) Indebtedness shall (1) include all Indebtedness represented by the Spinco Financing and (2) exclude all Indebtedness owed from a member of the Spinco Group to a member of the Harbor Group (any such Indebtedness, “Harbor-Spinco Indebtedness”), to the extent such Harbor-Spinco Indebtedness has been repaid or equitized or the receivable in respect thereof has been transferred to a member of the Spinco Group, in each case prior to the Distribution, and (y) Cash and Cash Equivalents shall (1) include all amounts drawn from the Spinco Financing that are not used to fund the payment of the Special Dividend and the Intercompany Debt Repayment, and (2) exclude all Cash and Cash Equivalents of the Spinco Group used to pay the Special Dividend, the Additional Special Dividend (if applicable) and the Intercompany Debt Repayment.

h.	The definition of “Spinco Current Assets” in Article I (Definitions) Section 1.1 (General) is hereby amended and restated to read as follows:

i.

“Spinco Current Assets” means, without duplication, (i) all current Assets other than the Excluded Inventory (excluding Excluded Assets, Cash and Cash Equivalents, Income Tax Assets and deferred Tax Assets, but including current Non-Income Tax Assets) that are primarily used or held for use in, or that primarily arise from or primarily relate to the conduct of the Spinco Business, determined as of the Calculation Time in accordance with the Applicable Accounting Principles, and (ii) an amount equal to the Net Book Value of the Excluded Inventory.

i.	Subsection (v) of the definition of “Spinco Liabilities” in Article I (Definitions) Section 1.1 (General) is hereby amended and restated to read as follows:

i.	(v) all Liabilities arising out of or resulting from (A) the Spinco Financing and the Additional Financing and (B) any other Indebtedness of the Spinco Group;

j.	Article II (The Harbor Contribution) Section 2.5 (Shared Contracts) is hereby amended and restated in its entirety as follows:

i.

Shared Contracts. Other than as may be mutually agreed by the Parties, the Parties will use their reasonable best efforts (and each Party shall cooperate with the other Party) to separate the Shared Contracts into separate Contracts effective as of the Distribution so that from and after the Distribution, Spinco will have the sole benefit and Liabilities with respect to each Shared Contract to the extent related to the Spinco Business and the Harbor Group will have the sole benefit and Liabilities with respect to each Shared Contract to the extent not related to the Spinco Business. Upon such separation of a Shared Contract, the separated Contract that is related to the Spinco Business will be a Spinco Asset and the other separated Contract will be an Excluded Asset. The obligations to separate any Shared Contracts set forth in this Section 2.5 will terminate on the date that is twenty-four (24) months following the Distribution Date. If any Shared Contract (other than Shared Contracts that the Parties have mutually agreed not to separate) is not separated prior to the Distribution Date, then such Shared Contract shall be governed under Section 2.2, including the Parties agreeing to use reasonable best efforts (and each Party agreeing to cooperate with the other Party) to establish arrangements at no charge to Spinco under which the party which is a party to such Shared Contract will use reasonable best efforts to perform its obligations and exercise its rights thereunder to enable each Group to continue to receive the benefits and assume the obligations, in each case, that it received or assumed prior to the Distribution Date, until such Shared Contract expires in accordance with its terms. Harbor and Spinco shall share equally any and all third party fees and out-of-pocket expenses (including attorneys’ and other third party fees) that may be reasonably required in connection with obtaining, whether before or after the Distribution, any such separation of a Shared Contract. No member of either Group will amend, renew, extend or otherwise modify any Shared Contract without the consent of the applicable member of the other Group to the extent such amendment, renewal, extension or modification would adversely affect or impose any material obligations on any member of such other Group.

k.

Article II (The Harbor Contribution) Section 2.8 (Special Dividend; Intercompany Debt Repayment) is hereby amended by adding the following text immediately after “the Spinco Financing” in clause (i) thereof:

i.	“and the Additional Financing”

l.

Article II (The Harbor Contribution) Section 2.8 (Special Dividend; Intercompany Debt Repayment) is hereby amended by replacing the word “therefrom” immediately after “use the proceeds” in clause (ii) thereof with the following:

i.	“from the Spinco Financing”

m.	Article II (The Harbor Contribution) Section 2.10 (Minority Interests) is hereby amended and restated in its entirety as follows:

i.

Section 2.10 Minority Interests. Prior to the Harbor Contribution, Harbor shall use its reasonable best efforts to acquire, or cause the applicable member of the Harbor Group, as the case may be, to acquire for cash all of the outstanding Spinco Minority Interest Shares owned by the JV Minority Shareholders. If Harbor shall be unable to acquire any of such Spinco Minority Interest Shares, they shall remain outstanding.

n.	Article II (The Harbor Contribution) Section 2.13 (Additional Payments) is hereby amended and restated in its entirety as follows:

i.	Section 2.13 Additional Payments.

(a)    On the 90th day following the Closing, Spinco shall pay to Harbor $1,312,500 minus the ATP Amount, where the ATP Amount is equal to the product of (a) $1,602 and (b) the number of days from (i) the date the Distribution Agreement by and between Elanco Animal Health (“Elanco”) and Provet NZ Pty Ltd. granting distribution rights for Elanco products in New Zealand and (ii) the Closing Date.

(b)    On the 90th day following the Closing, Spinco shall pay to Harbor an amount equal to $2,175,719 with respect to the restructuring activities described on Schedule A, which as of September 14, 2018 had already occurred and the amount of which had actually been incurred.

(c)    On the 90th day following the Closing, Spinco shall pay to Harbor an amount equal to the Other Restructuring Costs actually incurred by Harbor. “Other Restructuring Costs” shall mean the amount set forth by Harbor on a schedule to be delivered to Voyager no later than January 2, 2019, which amount shall not exceed $3,500,000 as may be adjusted as set forth on Exhibit B.

(d)    Spinco shall make any and all payments to Harbor as required pursuant to Subsections (a) through (c) on the 90th day following the Closing by wire transfer of immediately available funds to an account of Harbor designated in writing by Harbor.

o.	Article II (The Harbor Contribution) of the CDA is amended by adding a new Section 2.14, which shall read in its entirety as follows:

i.	Section 2.14. Transfer of HSFS Business and Hong Kong AH Business

(a)    On or prior to the Distribution Date, Harbor shall, or shall cause the applicable member of the Harbor Group to, (i) transfer, assign, deliver and convey to Spinco (or the applicable Spinco Subsidiary) all of its right, title and interest in and to the Assets comprising the HSFS Business and the Hong Kong AH Business, and (ii) cause Spinco (or the applicable Spinco Subsidiary) to accept and assume all of the

Liabilities relating to or arising from the HSFS Business and the Hong Kong AH Business; provided, that (i) Harbor shall not be obligated to transfer any Contract set forth on Exhibit A, and (ii) Spinco shall not accept or assume any of the Liabilities under, in whole or in part, any Contract set forth on Exhibit A other than Liabilities to the extent relating to or arising directly from the Spinco Business as a result of the provision by Harbor to Spinco of the benefits of and under any such Contract.

(b)    In consideration for the transfer, assignment, delivery and conveyance of the HSFS Business and the Hong Kong AH Business, Spinco shall pay to Harbor an amount equal to $14,036,935 (the “Hong Kong/HSFS Payment”). The Hong Kong/HSFS Payment shall be made by Spinco to Harbor on the 90th day following the Closing via wire transfer of immediately available funds to an account of Harbor designated in writing by Harbor to Spinco at or after the Closing.

(c)    From and after the Distribution Date, Harbor shall, or shall cause the applicable member of the Harbor Group to, use its reasonable best efforts to facilitate the execution by Spinco (or the applicable Spinco Subsidiary) of Contracts relating to the HSFS Business which cover substantially the same subject matter as the Contracts set forth on Exhibit A with the contractual counterparties listed on Exhibit A.

p.	Article II (The Harbor Contribution) of the CDA is amended by adding a new Section 2.15, which shall read in its entirety as follows:

i.

Section 2.15. Distribution of Proceeds under S/MSIM SPA. Spinco hereby agrees to distribute any and all proceeds received by Spinco from the Purchasers in connection with the transactions contemplated by the S/MSIM SPA to Harbor prior to the Merger, immediately following the consummation of the transactions contemplated by the S/MSIM SPA and upon receipt of such proceeds by Spinco.

q.

Article IV (The Distribution), Section 4.2(a) (Authorization of Spinco Common Stock; Charter and By-Laws) is hereby amended by deleting the phrase “a JV Minority Shareholder as contemplated under Section 2.10” and replacing it with “the Purchasers”.

r.	Article X (Miscellaneous) Section 10.6 (Assignment) is hereby adding the following text immediately after “the Spinco Financing” in clause (a) thereof

i.	“or the Additional Financing”

s.	Schedule II hereto is added as a new Exhibit A to the CDA.

t.	Schedule III hereto is added as a new Exhibit B to the CDA.

2.	To amend the Merger Agreement as follows:

a.	The Exhibits list is hereby amended by adding the following Exhibit:

i.	Exhibit C: Certain Shared Expenses

b.

The recitals are hereby amended by (i) deleting the phrase “(other than any shares issued to the JV Minority Shareholders)” from the third recital and replacing it with “(other than any shares issued to the Purchasers)”, and (ii) adding the following recital after the fourth recital:

i.

WHEREAS, immediately prior to the Distribution, Spinco will issue shares of Spinco Common Stock to certain investors who are party to that certain Stock Subscription and Purchase Agreement (the “S/MSIM SPA”), dated as of December 25, 2018, by and among Harbor, Spinco, certain funds and accounts advised by Morgan Stanley

Investment Management, Inc., listed on Exhibit B thereto (the “MSIM Purchasers”), and the funds affiliated with Sequoia Heritage listed on Exhibit B thereto (the “Sequoia Purchasers” and, together with the MSIM Purchasers, the “Purchasers”), and (ii) that certain Registration Rights Agreement, dated as of December 25, 2018, by and among Spinco and the Purchasers; and

c.	Article I (Definitions) Section 1.1 (General) is hereby amended by adding the following defined terms, each of which shall be set forth in its proper alphabetic location:

i.

“Additional Financing” shall mean the revolving credit facility in the aggregate principal amount of up to $300,000,000, to be entered into by Spinco at or around the Effective Time on terms mutually acceptable to the Parties.

ii.	“MSIM Purchasers” has the meaning set forth in the recitals hereof.

iii.	“Purchasers” has the meaning set forth in the recitals hereof.

iv.	“Sequoia Purchasers” has the meaning set forth in the recitals hereof.

v.	“S/MSIM SPA” has the meaning set forth in the recitals hereof.

d.	The definition of “Admiral Fully Diluted Share Number” in Article I (Definitions) Section 1.1 (General) is hereby amended and restated to read as follows:

i.

“Admiral Fully Diluted Share Number” shall mean a number of shares of Spinco Common Stock equal to the sum, without duplication, of (i) the aggregate number of shares of Spinco Common Stock distributed to holders of Harbor Common Stock pursuant to the Distribution, (ii) the aggregate number of shares of Spinco Common Stock issued to the Purchasers pursuant to the S/MSIM SPA, and (iii) the aggregate number of shares of Spinco Common Stock underlying Spinco RSU Awards and Spinco Restricted Stock issued to Spinco Group Employees (each as defined in the Employee Matters Agreement).

e.	The definition of “Escrowed Shares” in Article I (Definitions) Section 1.1 (General) is hereby amended and restated to read as follows:

i.

“Escrowed Shares” shall mean the number of shares of Spinco Common Stock equal to 1.84%of the shares of Spinco Common Stock issued and outstanding on a fully diluted basis after giving effect to the Merger.

f.	The definition of “Lenders” in Article I (Definitions) Section 1.1 (General) is hereby amended and restated to read as follows:

i.

“Lenders” shall mean the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Spinco Financing or the Additional Financing.

g.	The definition of “Shared Expenses” in Article I (Definitions) Section 1.1 (General) is hereby amended and restated to read as follows:

i.

“Shared Expenses” shall mean (i) all fees and expenses incurred in connection with the Spinco Financing and the Additional Financing (including, for the avoidance of doubt, all fees and expenses of legal counsel, investment bankers and any other consultants incurred in connection with the Spinco Financing and the Additional Financing), (ii) any filing fees required to be paid by the Parties under any filing with any Governmental Authority in furtherance of the Parties’ obligations under Section 6.8(a), (iii)(a) an amount of fees and expenses equal to $8,000,000 which the Parties agree shall be treated as Shared Expenses of Voyager and (b) an amount of fees and expenses equal to $12,000,000 which the Parties agree shall be treated as Shared Expenses of Harbor, and (iv) all other fees and expenses listed on Exhibit C hereto.

h.	The definition of “Spinco Financing” in Article I (Definitions) Section 1.1 (General) is hereby amended and restated to read as follows:

i.

“Spinco Financing” shall mean the Term Loan A debt financing to be incurred by Spinco at or around the Effective Time on terms mutually acceptable to the Parties in an aggregate principal amount of up to $1,200,000,000.

i.	The definition of “Voyager Closing Date Net Debt” in Article I (Definitions) Section 1.1 (General) is amended and restated to read as follows:

i.

“Voyager Closing Date Net Debt” shall mean an amount (which may be positive or negative), in each case, determined as of the Calculation Time and without giving effect to the consummation of the Transactions, equal to the Indebtedness of Voyager and its Subsidiaries, less the sum of (a) an amount equal to the Cash and Cash Equivalents of Voyager and its Subsidiaries, and (b) all Cash and Cash Equivalents of Voyager and its Subsidiaries used by Voyager to pay Transaction Expenses comprising the Voyager Transaction Expenses Amount or Shared Expenses prior to the Calculation Time.

j.	Article II (The Separation, The Merger and Related Matters) Section 2.12 (Escrowed Shares) is hereby amended and restated in its entirety as follows:

i.

Section 2.12 Escrowed Shares. On or prior to the Closing Date, Harbor, Spinco and the Voyager Stockholders’ Representative shall enter into an escrow agreement to be agreed upon in good faith between the Parties (the “Escrow Agreement”) with an escrow agent selected by Harbor and reasonably acceptable to the Voyager Stockholders’ Representative (the “Escrow Agent”). On or prior to the Closing Date, the Escrowed Shares shall be deposited by Spinco in an escrow account (the “Escrow Account”) and such Escrowed Shares shall be held in escrow pursuant to the terms of this Agreement and the Escrow Agreement and distributed in accordance with Section 9.2(b). Distributions of any Escrowed Shares from the Escrow Account and the valuation of such Escrowed Shares for purposes of redemption pursuant to this Agreement shall be determined in accordance with this Agreement and the Escrow Agreement. The adoption of this Agreement and the approval of the Merger by the Voyager Stockholders shall constitute approval of the Escrow Agreement and the arrangements relating thereto, including, without limitation, the deposit of the Escrowed Shares in the Escrow Account.

k.	Article II (The Separation, The Merger and Related Matters) is hereby amended to add a new Section 2.13 and a new Section 2.14 as follows:

i.

Section 2.13: Treatment of Series D and Series E Warrants. Spinco shall not assume any issued and outstanding warrants to purchase Series D Preferred Stock or Series E Preferred Stock. To the extent not exercised prior to the Effective Time, such warrants shall be cancelled and terminated and of no further force or effect pursuant to their respective terms.

ii.

Section 2.14: Intermediate Holding Companies. Each of Harbor and Spinco hereby covenants and agrees to use its commercially reasonable best efforts to cause two wholly-owned limited liability company intermediate holding companies to be interposed between Spinco and the other members of the Spinco Group (including Merger Sub) prior to the Closing.

l.

Article IV (Representations and Warranties of Harbor, Spinco and Merger Sub) Section 4.1(b) (Due Organization, Good Standing, Corporate Power and Subsidiaries) is hereby amended by adding the following text immediately after “the Spinco Financing” therein:

i.	“or the Additional Financing”

m.	Article IV (Representations and Warranties of Harbor, Spinco and Merger Sub) Section 4.19(a) (Operations of Spinco and Merger Sub) is hereby amended and restated in its entirety as follows:

i.

As of the date hereof, Spinco is a direct, wholly owned Subsidiary of Harbor and, other than with respect to any shares of Spinco Common Stock issued, sold or otherwise transferred to the Purchasers pursuant to the S/MSIM SPA, shall remain a direct, wholly owned Subsidiary of Harbor until the consummation of the Distribution.

n.	Article VI (Covenants) Section 6.1(g) (Conduct of the Spinco Business Pending the Merger) is hereby amended by adding the following text immediately after “the Spinco Financing” therein:

i.	“, the Additional Financing”

o.	Article VI (Covenants) Section 6.17 (Financing) is hereby amended and restated in its entirety as follows:

i.	Section 6.17 Financing.

(a)    Harbor, Spinco and Voyager shall use their reasonable best efforts to, and to cause their respective Subsidiaries and Representatives and advisors to use, their reasonable best efforts to, arrange and to consummate the Spinco Financing and the Additional Financing as contemplated by the Commitment Letter, dated as of December 5, 2018, by and among Harbor, Spinco and the arrangers party thereto, or on such other terms and conditions reasonably acceptable to Harbor, Spinco and Voyager and use their respective reasonable best efforts, as applicable, to cooperate in all aspects necessary or reasonably requested by Harbor or Voyager in connection with the arrangement and consummation of the Spinco Financing and the Additional Financing, including, without limitation, (A) participating in a reasonable number of meetings, presentations, and meetings with, and presentations to, prospective lenders and rating agencies; (B) assisting with the marketing and due diligence efforts with respect to the Spinco Financing and the Additional Financing, including the preparation of materials for rating agency presentations, bank information memoranda, lender presentations and other customary marketing materials, including execution and delivery of customary authorization letters (by each of the Persons required by the Lenders to deliver such letters); (C) furnishing financial and other information regarding Voyager, Spinco and their respective Subsidiaries, as required by the Spinco Financing and the Additional Financing (all such information in this clause (C), the “Required Information”); (D) using their reasonable best efforts to obtaining legal opinions, appraisals, surveys, title insurance and other documentation and items relating to the Spinco Financing or the Additional Financing; (E) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates, mortgages, documents and instruments relating to guarantees, or documents, in each case as and when required by the Spinco Financing or the Additional Financing (including a certificate of the Chief Financial Officer (or officer of equivalent duties) of Spinco or any Subsidiary with respect to solvency matters, all back up and supporting information, as may be reasonably required by the person signing such certificate to support the conclusions set forth therein) and otherwise facilitating the pledging of collateral and providing of guarantees contemplated by the Spinco Financing or the Additional Financing (including cooperation in connection with the pay-off of existing Indebtedness and the release of related liens); (F) using their reasonable best efforts in taking all reasonable actions necessary to (I) permit the prospective persons involved in the Spinco Financing or the Additional Financing to evaluate Voyager, Spinco and their respective Subsidiaries, including Spinco’s and Voyager’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (II) establish bank and other accounts, blocked account agreements and lock box arrangements in connection with the foregoing as required by the terms of the Spinco Financing or the Additional Financing; provided, that no such arrangement or agreement shall become effective prior to the Closing Date; (G) using reasonable best efforts to obtain waivers, consents, estoppels and approvals from other parties to material leases, Encumbrances and Contracts to which any Subsidiary of Spinco or Voyager is a party, in each case to the extent required by the terms of the Spinco Financing or the Additional Financing; (H) furnishing all documentation and other information concerning such Person under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Patriot Act; and (I) using reasonable best efforts to cooperate with the lenders in their efforts to benefit from the existing lending relationships of Harbor, Spinco or Voyager; provided, however, that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of Harbor, Spinco or Voyager or any of their respective Subsidiaries; provided, further, that for the avoidance of doubt, nothing set forth in this Section 6.17 shall require Harbor, Spinco or Voyager or any of their respective Subsidiaries to enter into any documentation prior to the Closing Date (other than an authorization letter pursuant to clause (B) above). Without limiting the foregoing, Harbor shall consult in good faith with Voyager and its professional advisers regarding the material aspects of the Spinco Financing and the Additional Financing, including the form and manner thereof and shall consider in good faith comments provided by Voyager and its professional advisers in obtaining the Spinco Financing and the Additional Financing. Harbor, Spinco and Voyager will update any such Required Information in order to ensure that such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not materially misleading, as and to the extent required by the terms of the Spinco Financing or the Additional Financing. Each of Spinco and Voyager hereby consents to the use of its and its Subsidiaries’ logos in connection with the Spinco Financing and the Additional Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage it or its reputation or goodwill or any of its intellectual property rights.

(b)    Each Party shall use its reasonable best efforts to cause its outside auditors to participate in the preparation of any pro forma financial statements necessary or desirable for use in connection with obtaining any Indebtedness incurred under the Spinco Financing or the Additional Financing.

(c)    Each of Harbor, Spinco and Voyager shall use, and shall cause their respective Subsidiaries and Representatives and advisors to use, their reasonable best efforts to cooperate with each other, and assist in marketing Spinco and the Spinco Common Stock to potential investors, Harbor stockholders and the general investment and capital market communities, including using reasonable best efforts to (i) participate in investor meetings and (ii) take the types of action and provide the types of information described in Section 6.17(a) as are appropriate in connection with such marketing and/or as may be reasonably requested by Voyager, Harbor or Spinco.

p.	Article VI (Covenants) Section 6.1(d) (Conduct of the Spinco Business Pending the Merger) is hereby amended and restated in its entirety as follows:

i.

(d) Governing Documents. Neither Harbor nor Spinco shall amend or propose to amend or otherwise change the certificate of incorporation or bylaws or similar governance documents of Spinco, nor shall Harbor or Spinco permit any Spinco Subsidiary to amend or propose to amend or otherwise change its certificate of incorporation or bylaws or similar governance documents in each case, except to the extent required to comply with applicable Law, the provisions of this Agreement or the Transaction Agreements; provided, however, that prior to Closing, Harbor shall cause Spinco’s certificate of incorporation to be amended to include an “excess share” provision that (among other things) will prohibit beneficial ownership of shares of Spinco Common Stock in excess of certain ownership thresholds for the two-year period following the Distribution, and will prohibit certain preexisting stockholders (including the Purchasers and CD&R VFC Holdings, L.P. (“Grandfathered Holder 3”)) from acquiring additional shares of Spinco Common Stock unless certain specific requirements and conditions are met.

q.	Article VI (Covenants) is hereby amended by adding a new Section 6.31, which shall read in its entirety as follows:

i.

Section 6.31. Incurrence of Voyager Transaction Expenses. Voyager shall cause there to be no more than $6,811,769 (the “Agreed Voyager Expenses Cap”) of (x) Transaction Expenses comprising the Voyager Transaction Expenses Amount and (y) Shared Expenses incurred by Voyager, in each case outstanding as of the Closing to be paid at the Closing. Voyager acknowledges and agrees that any Transaction Expenses comprising the Voyager Transaction Expenses Amount or Shared Expenses incurred by Voyager in excess of the Agreed Voyager Expenses Cap will be paid by Spinco no earlier than 3 Business Days following the Closing Date.

r.	Article VIII (Termination, Amendment and Waiver) Section 8.3(b) (Shared Expenses) is hereby amended by adding the following text immediately after “the Spinco Financing” therein:

i.	“and the Additional Financing”

s.	Article X (General Provisions) Section 10.5 (Assignment) is hereby amended and restated in its entirety as follows:

i.

Assignment. Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties, and any purported assignment without such consent shall be null and void, except that Spinco may assign any or all of its rights and interests under this Agreement without the consent of the other Parties hereto (a) to any Person providing the Spinco Financing or the Additional Financing pursuant to the terms thereof for purposes of creating a security interest herein or otherwise assign as collateral in respect of such Spinco Financing or the Additional Financing, or (b) to any purchaser of all or substantially all of the assets of such Person; provided, however, that, in each case, no such assignment shall release Spinco from any liability or obligation under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

t.

Article X (General Provisions) Section 10.6 (Governing Law; WAIVER OF JURY TRIAL) and Section 10.17 (No Recourse to Lenders) are hereby amended by adding the following text immediately after “the Spinco Financing” in each instance such text appears therein:

i.	“or the Additional Financing”

u.	Schedule I hereto is added as a new Exhibit C to the Merger Agreement.

3.	Voyager consent to transaction with MSIM Purchasers and Sequoia Purchasers

a.

Harbor and Spinco, as applicable, intend to (i) enter into a stock subscription and purchase agreement with the funds affiliated with Sequoia Heritage listed on Exhibit B thereto (the “Sequoia Purchasers”), and certain funds and accounts advised by Morgan Stanley Investment Management, Inc. (the “MSIM Purchasers” and, together with the Sequoia Purchasers, the “Purchasers”) listed on Exhibit B thereto (the “Sequoia/MSIM SPA”) and, in the case of Spinco, to enter into a registration rights agreement with the investors on Schedule A thereto (the “Sequoia/MSIM RRA”), (ii) in the case of Spinco, issue a certain number of shares of Spinco Common Stock to the Purchasers immediately prior to the Distribution Time pursuant to the Sequoia/MSIM SPA, (iii) in the case of Spinco, file a registration statement on form S-1 to register the shares of Spinco Common Stock being issued to the Purchasers under the Securities Act pursuant to the Sequoia/MSIM SPA and the Sequoia/MSIM RRA, (iv) in the case of Spinco, include an “excess share” provision in its Certificate of Incorporation that (among other things) will prohibit beneficial ownership of Spinco shares in excess of certain ownership thresholds for the two-year period following the Distribution, and will prohibit certain preexisting stockholders (including the Purchasers and certain Voyager stockholders) from acquiring additional Spinco shares unless certain specific requirements and conditions are met (the “Excess Share Provision”), and (v) take such other actions as may be contemplated by the Sequoia/MSIM SPA or the Sequoia/MSIM RRA (the “S/MSIM Transaction”).

b.

Pursuant to Sections 6.1 and 6.5(b) of the Merger Agreement, Voyager hereby consents to and approves (i) the execution of the Sequoia/MSIM SPA by Harbor and Spinco and the execution of the Sequoia/MSIM RRA by Spinco, and the inclusion of the Excess Share Provision in the Spinco Certificate of Incorporation, in each case in such form as has been approved by Voyager, and (ii) the S/MSIM Transaction, and authorizes Harbor and Spinco to proceed with the execution of Sequoia/MSIM SPA and the Sequoia/MSIM RRA, the performance by Harbor and Spinco of the obligations set forth therein and the completion of the S/MSIM Transaction.

4.	Harbor consent to incurrence of Indebtedness by Voyager

a.

Voyager has informed Harbor that it intends to incur certain Indebtedness (by requesting one or more loans in an aggregate principal amount not to exceed $15,000,000 from JP Morgan Chase & Co. or other lenders) (the “Additional Voyager Indebtedness”) to fund the payment of certain expenses prior to the Closing. Harbor acknowledges the above and hereby consents to the incurrence of the Additional Voyager Indebtedness by Voyager (in an aggregate principal amount not to exceed $15,000,000) pursuant to Section 6.2 of the Merger Agreement; provided, that Harbor’s consent to Voyager’s incurrence of the Additional Voyager Indebtedness is subject to, and conditioned upon, the sum of (i) the principal amount of the Additional Voyager Indebtedness and (ii) the principal amount of the existing Indebtedness of Voyager (consisting of a credit facility entered into by Voyager and certain lenders party thereto, including Midwest Community Development Fund II, LLC and BizCapital Bidco I, LLC, in an aggregate principal amount of $14,650,000) not exceeding $29,650,000.

Other than as expressly set forth herein, all obligations, representations and warranties, covenants, conditions and other provisions in the CDA and the Merger Agreement remain unchanged and in full force and effect.

This Letter may be executed in one or more counterparts each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Letter by facsimile or portable document format (PDF) shall be as effective as delivery of a manually executed counterpart of this Letter.

This Letter and all issues and questions concerning the construction, validity, enforcement and interpretation of this Letter (and all Schedules hereto) shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In furtherance of the foregoing, the internal Laws of the State of Delaware shall control the interpretation and construction of this Letter (and all Schedules hereto), even though under that jurisdiction’s choice of law or conflict of law analysis, the substantive Law of some other jurisdiction would ordinarily apply.

[Remainder of page intentionally left blank]

If you are in agreement with the foregoing, please sign and return one copy of this Letter, which thereupon will constitute a binding agreement between us with respect to the subject matter hereof as of the date first written above.

Very truly yours,

HENRY SCHEIN, INC.

By:	/s/ Walter Siegel
Name:	Walter Siegel
Title:	Senior Vice President and General Counsel

HS SPINCO, INC.

By:	/s/ Steven Paladino
Name:	Steven Paladino
Title:	President, Treasurer and Chief Financial Officer

HS MERGER SUB, INC.

By:	/s/ Steven Paladino
Name:	Steven Paladino
Title:	Treasurer and Chief Financial Officer

[Signature Page to Project Voyager Side Letter No. 3]

Confirmed and agreed to as of the date first above written:

DIRECT VET MARKETING, INC.

By:	/s/ Benjamin Shaw
Name:	Benjamin Shaw
Title:	Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES, LLC as Voyager Stockholders’ Representative

By:	/s/ Kimberley Angilly
Name:	Kimberley Angilly
Title:	Director

[Signature Page to Project Voyager Side Letter No. 3]